Exhibit 3.1(a)

CERTIFICATE OF AMENDMENT
OF THE
FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
THE ENSIGN GROUP, INC.

Adopted in accordance with the provisions
of Section 242 of the General Corporation
Law of the State of Delaware

        The Ensign Group, Inc. (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, by its duly authorized officers, does hereby certify that:

        FIRST:    The Board of Directors of the Corporation has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware an amendment of the Corporation's Fourth Amended and Restated Certificate of Incorporation, in order to increase the total number of shares of capital stock that the Corporation is authorized to issue to Seventy Six Million (76,000,000) shares, and to increase the total number of shares of Common Stock that the Corporation is authorized to issue to Seventy Five Million (75,000,000) shares, and (ii) declaring such amendment to be advisable, and (iii) directing that the appropriate officers of the Corporation solicit the approval of the Corporation's stockholders for such amendment.

        SECOND:    Upon the effectiveness of this Certificate of Amendment of the Fourth Amended and Restated Certificate of Incorporation, the Fourth Amended and Restated Certificate of Incorporation, as amended, is hereby amended by deleting the first paragraph of Article IV in its entirety and replacing it with the following:

          "The Corporation is authorized to issue two classes of shares to be designated respectively "Preferred Stock" and "Common Stock." The total number of shares of capital stock which the Corporation is authorized to issue is Seventy Six Million (76,000,000) shares. The total number of shares of Preferred Stock authorized is One Million (1,000,000) shares with a par value of $0.001 per share. The total number of shares of Common Stock authorized is Seventy Five Million (75,000,000) shares with a par value of $0.001 per share."

        THIRD:    This Certificate of Amendment has been duly adopted by the Board of Directors of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

        FOURTH:    This Certificate of Amendment was approved by the holders of the requisite number of shares of capital stock of the Corporation, in accordance with the applicable provisions of Sections 216 and 242 of the General Corporation Law of the State of Delaware, by the written consent of the holders of a majority of the outstanding stock of each class of stock entitled to vote thereon as a class, and written notice of such action will be given to the holders of such shares of capital stock who did not so consent, in each case in accordance with Section 228 of the General Corporation Law of the State of Delaware.

        IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Fourth Amended and Restated Certificate of Incorporation, as amended, to be executed by Christopher R. Christensen, its Chief Executive Officer and President, and attested to by Gregory K. Stapley, its Vice President, General Counsel and Secretary, this      day of October, 2007.

THE ENSIGN GROUP, INC.
By:
Christopher R. Christensen Chief Executive Officer and President
ATTEST:
Gregory K. Stapley Vice President, General Counsel and Secretary